

Mail Stop 3561

May 5, 2017

Via E-mail
Jeremy Poirier
Chief Executive Officer
Bearing Resources Ltd.
1400-1111 W Georgia St.
Vancouver, BC
Canada V6E 4G2

> **Re:** **Bearing Resources Ltd.**
> **Registration Statement on Form F-4**
> **Filed April 10, 2017**
> **File No. 333-217231**

Dear Mr. Poirier:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Company Website

1. We note the disclosure of historical estimates on your company website and in your March 2017 Corporate Presentation. Part 2 of the Companion Policy 43-101CP to National Instrument 43-101states that the cautionary statements required to be accompanied with a historical estimate must be provided each time a company discloses the historical estimate and with equal prominence to the historical estimate. Please tell us if you have complied with this guidance. Based on your response we may have additional comment.

2. We note your disclosure of demonstrated recoveries of 88% of lithium from brine on your company website and in your March 2017 company presentation. Please tell us if these samples were collected from a mineral property in which you have an interest.

General

3. We note the second risk factor on page 38 and the second bullet point on page 42. Please revise to clarify the extent to which US holders will be subject to the 4 month restricted period. Clarify whether shares are expected to be traded on the OTCQB after the merger.

4. Please provide the disclosure required by Item 6 of Schedule 14A for Li3, as required by Item 18(a)(5)(ii) of Form F-4.

5. Please disclose the material terms of the Maricunga Project joint venture agreement with Lithium Power International Limited and MSB and file the agreement as an exhibit to your filing.

6. In an appropriate location of your filing please name all mineral properties in which you own or operate or intend to own or operate and clearly state which of these properties you consider to be material.

7. Please insert a small-scale map showing the location and access to each material property, as suggested in paragraph (b) (2) to Industry Guide 7. See also Instruction 3 to Item 102 of Regulation S-K and Instructions to Item 4.D. of Form 20-F.

8. Please disclose the information regarding your land and mineral rights for each of your material properties pursuant to paragraph (b) (2) of Industry Guide 7. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property include the following information:

   - The nature of your ownership or interest in the property.

   - A description of all interests in your properties, including the terms of all underlying agreements and royalties.

   - An outline of the process by which mineral rights are acquired at the location including details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

   - An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

   - Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.

- The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

- The area of your claims, either in hectares or in acres.

9. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Selected Unaudited Pro Forma Condensed Consolidated Financial Statements, page 32

10. In your Statement of Loss and Comprehensive Loss Data at page 33, the Li3 Energy, Inc. (unaudited), Bearing Resources Inc. (unaudited) and Pro Forma Adjustments columns do not sum to the totals in the Pro forma consolidated balance column. Please revise.

Comparative Historical per Share Data, page 34

11. We note you present the historical net losses for Bearing and Li3 for the respective periods disclosed in your historical per share data. For each period presented, please present the historical earnings per share data for Bearing and Li3.

12. Please provide your calculation of Bearing's book value per share as of October 31, 2016 and January 31, 2017. To the extent necessary, please revise this disclosure.

13. We note you have presented historical and pro forma net loss per share for the most recent interim period presented. Please also present in comparative columnar form, historical and pro forma net loss per share for the most recent fiscal year.

14. Please disclose the equivalent pro forma per share data of the company being acquired. Refer to Item 3(f) of Form F-4, including the related Instructions to paragraph (e) and (f).

Cautionary Statement Regarding Forward-Looking Statements, page 35

15. We note the statement that the proxy statement/prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. As this is the initial public offering of Bearing Resources, it appears that Bearing Resources is not eligible for the safe harbor. Please revise to clarify or advise.

Risk Factors, page 36

Risk Factors Relating to the Business of Li3 or the Combined Company…, page 50

Bearings' or Li3's officers or directors may have conflicts of interest…, page 52

16. Please disclose whether Bearings' or Li3's officers or directors currently have conflicts of interest. If so, revise to disclose those conflicts.

Proposal One - The Merger, page 57

17. We note the statement that you do not intend the merger agreement to be a source of factual, business or operational information about the companies. Please note that it is inappropriate to state or imply that investors cannot rely on information in the filing. Please revise or remove the disclosure as appropriate. This comment also applies to the disclosure on page 66 under "The Agreement and Plan of Merger."

18. We note the last paragraph on page 57 and the implication that stockholders should not rely on statements such as representations and warranties. Please note it is inappropriate to limit investors´ reliance on such statements. Please revise or remove the limitation on

reliance. This comment also applies to the disclosure on page 66 under "The Agreement and Plan of Merger."

Background of the Merger, page 58

19. We note references to "the basic terms," "initial draft," "three iterative drafts," and "the material terms and conditions." However, you do not identify the material terms, open points and other significant matters that were discussed. Please revise your background discussion to clarify the terms and material changes to the agreement as the transaction progressed from the initial outline to the final agreement approved by the board.

20. Where you discuss negotiations and discussions, including among "management" and "business and legal teams," please revise to identify the significant representatives present in person or by phone or otherwise.

21. As Mr. Cussen is chairman of the board of directors of Li3 and a director of Bearing, and Mr. Saenz is the CEO and a director of Li3 as well as an officer of Bearing, please disclose their involvement in the negotiation of this transaction. Include disclosure of whether and how the parties addressed conflicts of interest.

Li3's Reasons for the Merger and the Recommendation of the Li3 Board, page 59

22. Please identify Li3's financial advisors.

Bearing's Reasons for the Merger and the Recommendation of the Bearing Board, page 61

23. Please revise to identify Bearing's financial advisors.

Accounting Treatment of the Merger, page 63

24. You disclose "Bearing will record all identifiable tangible and intangible assets acquired and liabilities assumed from Li3 at their respective fair values at the acquisition settlement date, which represents the date that Bearing will obtain control of Li3. If the purchase price exceeds the net fair value of such assets and liabilities, the difference will be recorded as goodwill." This disclosure appears to indicate you will treat the merger as a business combination. However, we note your disclosure in Note 4 to the pro forma financial statements on page F-7 that you have accounted for the merger as an acquisition of net assets. Please revise the disclosures throughout the filing to consistently describe your accounting treatment of the transaction. In addition, to the extent you will not apply IFRS 3 to the merger, please provide the authoritative literature that supports your accounting for this transaction.

Interests of Certain Persons in the Merger, page 63

25. Please revise to further clarify the vested interest that Messrs. Cussen and Saenz have in the completion of the merger. We also note the reference to "[f]or example…" Please disclose all material interests of Li3's directors and executive officers.

Regulatory Clearances Required for the Merger, page 64

26. Please revise to summarize material regulatory clearances required.

The Agreement and Plan of Merger, page 66

Representations and Warranties, page 69

27. Please revise to summarize the "certain changes and events since June 30, 2016" disclosed on pages 69 and 71.

28. We note the statements on page 84 and elsewhere that the merger "should" qualify as a reorganization. Please revise to clarify the extent to which there is uncertainty. For guidance see Section III.C.4. of Staff Legal Bulletin 19.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 106

29. We note your description of the periods presented in the pro forma combined statements of operations and the date giving effect to the merger in the second paragraph under this heading are not consistent with the periods presented in the pro forma statements at pages F-3 and F-4 and the narrative disclosure of your basis of presentation at page F-5. Please revise your disclosure accordingly.

Pro Forma Consolidated Financial Statements, page F-1

Note 4. Pro Forma Assumptions and Adjustments, page F-7

30. We note multiple adjustments have been combined and captured in a single line item in your pro forma consolidated statement of financial position. Please revise to present each material adjustment separately to provide a clear understanding of how the amounts included in the footnote correspond to the adjustments presented in the pro forma financial statements.

31. Your disclosure indicates the fair value of the shares of Bearing issuable was determined based on the market value of Bearing's common shares at January 31, 2017. In your revised filing, please ensure use of the most recent stock price at the time of filing for determining the value of stock to be issued in the transaction.

32. Please tell us why you believe the transactions described in Note 4(iv) and 4(v) are directly attributable to the merger. To the extent these items are not directly attributable to the merger, please revise the pro forma financial statements to remove the related adjustments.

Li3's Business, page 108

33. Considering the Maricunga Project joint venture agreement with Lithium Power International Limited and MSB please clarify for us the percent ownership interest of Li3 Energy, Inc. in the Maricunga Project and if necessary revise your filing to clarify. In your response, clarify the ownership interest in the SLM Litio 1-6 concessions and the Cocina concessions.

34. We note your disclosure on page 111 regarding lithium extraction technologies with recoveries greater than 80%. Please tell us if these samples were collected from a mineral property in which you have an interest and, if not, revise your disclosure to clarify.

35. Please tell us if you have any agreements in place with POSCO to use their lithium extraction technologies and if so file the agreements as an exhibit to your filing. If not, revise your disclosure to clarify.

36. Revise to include a detailed summary of past exploration results for the Maricunga project. In your revision clearly distinguish between work performed on the SLM Litio 1-6 concessions and the Cocina concessions. We suggest including tables to summarize assay results and pump test results.

37. Additionally, please discuss the quality assurance program associated with the exploration work performed on the Maricunga project including sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans of your filing. If the quality assurance program is unknown, please include a statement clarifying the relevance and reliability of the data.

38. Please expand your disclosure concerning the exploration plans for the properties as required by paragraph (b) (4 (i) of Industry Guide 7. The exploration plan should address the following points:

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work and disclose their qualifications.

39. Please revise to expand your discussion of governmental regulation of Li3, including the mining and environmental laws and regulations to which you are subject. See Item 4.B.8. of Form 20-F as required by Item 14(a) of Form F-4. Please also disclose this information for Bearing in an appropriate location in the registration statement.

Management's Discussion and Analysis of Li3's Financial Condition and Results of Operations, page 118

Results of Operations, page 119

40. We note Li3 has experienced significant changes in losses related to the equity investment in Minera Li in each of the comparative periods presented. For each of the respective comparative discussions at pages 119, 121 and 122, please expand your disclosure to discuss the underlying drivers and factors that contributed to the changes in losses attributable to the Minera Li equity method investment.

Bearing's Business, page 128

Description of the Business, page 128

41. We note your disclosure on page 133 that the Maricunga project located in Chile is one of the highest-grade lithium brine development opportunities in the Americas. Please tell us how you made the determination that the Maricunga project is one of the highest-grade lithium brine development projects.

42. Please provide additional disclosure related to the Maricunga project permits including a summary of material permits for both exploration and exploitation. In your response provide the status of each permit. If necessary we suggest providing this information in a tabular format.

Management's Discussion and Analysis of Bearing's Financial Condition and Results of Operations, page 133

43. You state on page 134 that as of January 31, 2017, you had cash on hand of $1,856,756. However, the balance per your January 31, 2017 condensed consolidated interim statement of financial position is $2,516,943. Please revise.

<u>For the year ended October 31, 2016 compared to the year ended October 31, 2015, page 136</u>

44. We note your discussion of the total comprehensive gain of $18,722 during the three months ended October 31, 2016. Since these financial statements are not included in the filing, please tell us why you believe this disclosure is appropriate for inclusion in your management's discussion and analysis.

<u>Security Ownership of Certain Beneficial Owners and Management, page 141</u>

45. Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held in the name of POSCO Canada Ltd. and Calcata Sociedad Anonima S.A.

<u>Bearing Resources Ltd.</u>

<u>Consolidated Financial Statements for the Years Ended October 31, 2016 and 2015</u>

<u>Independent Auditor's Report, page B-2</u>

46. Please refer to the Instructions to Item 8.A.2 and Item 17(c) of Form 20-F and obtain a revised independent auditor's report that:

- indicates that the audit was performed in accordance with the standards of the Public Company Accounting Oversight Board (United States),

- indicates management's responsibility that the financial statements are in accordance with IFRS as issued by the IASB;

- includes an opinion on whether the financial statements comply with IFRS as issued by the IASB.

<u>Li3 Energy Inc.</u>

<u>Audited Consolidated Financial Statements for the Fiscal Years Ended June 30, 2016 and June 30, 2015</u>

<u>Note 13. Subsequent Events, page D-20</u>

47. We note that MSB and Minera Li entered into an agreement with Lithium Power International Limited (LPI) to contribute the Maricunga lithium brine assets into a new formed joint venture. Your disclosure also indicates that Li3 owns a direct 17.67% equity interest in the joint venture as a result of the agreement. Please tell us how Li3 is accounting for its participation in this new joint venture and identify where the

investment in the new JV is located in the summarized financial information of Minera Li at Note 4. Please also clarify how the 17.67% equity interest disclosed here is consistent with the disclosure at page 108 which states that "we are focused on further exploring, developing and commercializing our 49% interest in the Maricunga Project."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with any engineering related questions. Please contact Ronald E. Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any other questions.


Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining


cc: William Macdonald, Esq.
    Macdonald Tuskey